Filed by Ascendant Digital Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ascendant Digital Acquisition Corp.

Commission File No. 001- 39405

Date: May 27, 2021

On May 24, 2021, Beacon Street Group, LLC (“BSG”), Ascendant Digital Acquisition Corp.’s business combination target, issued a press release titled “Beacon Street Group Announces Board of Directors for Post-Merger Public Company and Unveils New Company Name”. A copy of the press release is set forth below:

Beacon Street Group Announces Board of Directors for Post-Merger Public Company and Unveils New Company Name

~ Board announced in anticipation of Beacon Street Group and Ascendant Digital Acquisition Corp. merger completion this Quarter ~

~ Mark Arnold to become Chairman; announces 9 Directors adding depth and diversity ~

~ Announces Company’s intention to change name to MarketWise, LLC ~

BALTIMORE, MD — (BUSINESS WIRE) — Beacon Street Group, LLC (“Beacon Street” or the “Company”), a leading multi-brand digital subscription services platform that provides premium financial research, software, education, and tools for self-directed investors, which recently announced it would become a public company via a merger with special purpose acquisition company Ascendant Digital Acquisition Corp. (NYSE: ACND) (‘Ascendant’), today, announced its new Board of Directors, effective at the closing of the business combination transaction.

The Company also unveiled its new name, MarketWise, LLC. The Company is in the process of rebranding and will be updating its website and other materials to the MarketWise, LLC brand over the coming weeks. The Company’s website will remain beaconstreet.com until it is fully updated to reflect the new brand. Upon merger completion, the post-merger public Company will trade on the NASDAQ under the ticker symbol “MKTW.”

Post-merger Board Member nominees are:

Mark Arnold, Chairman

Mr. Arnold is the Chief Executive Officer and is responsible for the overall strategic direction and operational performance of the Company. Prior to his promotion to CEO in 2017, Mr. Arnold served as

Director of Business Development of Beacon Street and was responsible for all of the Company’s business development efforts and acted as the lead point of contact for mergers and acquisitions activity at Beacon Street. He also served as a board member and oversaw a number of Beacon Street’s operating brands. Prior to joining Beacon Street, Mr. Arnold was a corporate lawyer and spent fifteen years in private practice primarily handling mergers and acquisitions and venture capital transactions. He was a partner at Edwards Wildman LLP and prior to that worked at Holland & Knight LLP in its Miami office. Mr. Arnold graduated Cum Laude from Duke University with an A.B. in Public Policy Studies in 1994. He also obtained his JD with Honors and an MBA from the University of Florida in 1998.

Manuel “Manny” Borges, Independent

Mr. Borges currently serves as Senior Vice President and Chief Financial Officer of Digital and Streaming for Univision, the leading Spanish-language content and media company in the U.S. From 2009, until its sale to Univision in early 2021, Mr. Borges was with VIX, Inc as their Chief Financial Officer and Chief Operating Officer. Prior to VIX, Mr. Borges served as Senior Vice President of Finance for The Related Group and the Chief Financial Officer of Related International. Prior to that, Mr. Borges was with Radio Unica Communications Corp serving as Vice President of Finance and Chief Accounting Officer and played a key role in Radio Unica’s IPO. Mr. Borges began his career as an Audit Manager for PricewaterhouseCoopers. He earned a Bachelor’s of Accounting and a Master’s of Accounting, both from Florida International University.

Elizabeth Burton, Independent

Ms. Burton has served as the Chief Investment Officer of the Employees’ Retirement System of the State of Hawaii (“HIERS”) since 2018, where she oversees $19 billion in pension fund assets. Prior to HIERS, beginning in 2016, Ms. Burton held multiple positions at the Maryland State Retirement and Pension System, where she began as a Senior Investment Analyst and less than a year after joining, was named Managing Director of the Quant Strategies Group, serving as the Head of Risk for the $55 billion plan and head of the $5 billion Absolute Return Portfolio (Hedge Fund). Prior to joining the Maryland Pension System, Ms. Burton held multiple consulting positions at First Annapolis Consulting and William Street, where she advised clients on M&A transactions, partnership finance and corporate strategy. She also worked for Criterion Economics on expert witness testimony/analysis before the International Trade Commission on monopolization.    Ms. Burton earned double degrees (French and Politics) from Washington and Lee University (2004) and an MBA from The University of Chicago’s Booth School of Business (2011). Ms. Burton sits on the Board of Directors of Chartered Alternative Investment Association (CAIA). She also serves on the board of a private REIT and is a Trustee of The Hill School, a private boarding school. Ms. Burton was named one of Chief Investment Officer Magazine’s Top-40-Under-40 in 2017 and to its Power 100 List for each of the last 3 years. She was also named to the 2020 All-Star Chief Investment Officers list by Trusted Insight.

Mark Gerhard, Independent

Mr. Gerhard has been Ascendant’s Chief Executive Officer and a Director since March 2020. Mr Gerhard has been the Co-Founder, Chief Executive Officer, and Chief Technology Officer of Disruptional Ltd (f/k/a Playfusion Ltd and Beauty Labs International Ltd), a video games studio involved in pioneering the intersection between linear and interactive entertainment, and, a next-generation artificial intelligence technology platform respectively, since January 2015. Mr Gerhard was previously the Chief Executive Officer and Chief Technology Officer of Jagex Game Studios, a British independent game developer and publisher, and the creator of RuneScape, a multi-award winning Massively Multiplayer Online Role-Playing Game. Mr Gerhard also serves as the Vice-Chairman of TIGA, a British trade body for video game developers and publishers. Mr Gerhard was also the Founder of the Ministry of Data, a developer of cybersecurity solutions. Mr Gerhard was also previously the Principal Security Officer at GTech Corporation, a national lottery company, from 2007 to 2008. Mr Gerhard has over 15 years of experience in the digital attention economy and holds multiple patents in the field.

Riaan Hodgson, Independent

Mr. Hodgson has been Ascendant’s Chief Operating Officer and a Director since March 2020. Mr. Hodgson is also the Chief Operating Officer and Chief Financial Officer of Beauty Labs International Ltd, a technology company that provides AI applications for beauty brands since January 2020. Mr. Hodgson has also been a director of Cambridge Venture Partners since January 2015, where he acts as an investor and advisor, focusing on technology and games. Previously, Mr. Hodgson was the Chief Operating Officer and Chief Financial Officer of Disruptional Ltd (f/k/a PlayFusion Ltd). From April 2008 to January 2015, Mr. Hodgson was the Chief Operating Officer and Chief Financial Officer of Jagex Game Studios, the makers of RuneScape. Mr. Hodgson is a chartered accountant, who trained with Ernst & Young and has finance and commerce degrees from North-West University.

Paul Idzik, Independent

Mr. Idzik has served as Chief Executive Officer and member of the Board of Directors of E*Trade Financial Corporation from 2013-2016. He was also President of E*TRADE Bank, as well as a member of its Board of Directors. Prior to E*Trade, from 2008-2011, Mr. Idzik served as group Chief Executive Officer of DTZ Holdings PLC, a UK-headquartered international commercial real estate services firm with operations across 22 countries with over 7,000 employees, focusing primarily on the UK and China. From 1999 to 2008, Mr. Idzik held executive roles at Barclays; first as Chief Operating Officer of Barclays Capital then ultimately becoming Group Chief Operating Officer at Barclays PLC where he was tasked with driving a significant cross-business and cross-function change agenda. Prior to Barclays, Mr. Idzik spent over a decade as a partner in the Financial Services practice of Booz Allen Hamilton, advising retail, commercial, and investment banks on strategy and performance enhancement. Mr. Idzik earned double Bachelor’s degrees in Economics and Computer Applications from the University of Notre Dame in 1983 and a Master’s of Business Administration in Finance from the University of Chicago’s Booth School of Business in 1985.

Michael Palmer

Mr. Palmer has been a Managing Director and Chief Copywriter for Beacon Street since 2002. Mr. Palmer is responsible for helping to develop, train, and mentor copywriting teams at Beacon Street various businesses, and to also write marketing copy for these businesses. Mr. Palmer started working in the consumer publishing industry more than 25 years ago at International Living. He has worked as an assistant editor, managing editor, copywriter, and head copywriter since then, hiring and training many of the top copywriters at Beacon Street today. Mr. Palmer earned a B.A. in English from James Madison University and a M.A. in Publication Design from the University of Baltimore.

Van Simmons, Independent

Mr. Simmons has served as President of David Hall Rare Coins, Inc. since 1991. He also co-founded Collector’s Universe (NASDAQ: CLCT), the leading grading and authentication service to the collectibles market. Mr. Simmons also served on its board of directors from 1999 through 2018. As a rare coin dealer since 1979, Mr. Simmons is widely regarded as the foregone authority on coin grading, having pioneered the coin grading standard in use today.

Steve Sjuggerud

Dr. Sjuggerud joined Beacon Street in 2001 and remains one of the Company’s most prolific editors. Dr. Sjuggerud’s franchise (True Wealth) covers 5 publications and accounts for over 100,000 paid subscriptions and nearly 800,000 free subscribers. Prior to joining the Beacon Street family, Dr. Sjuggerud published investment research continuously since 1996, and prior to that, was a stockbroker, a vice president of a global mutual fund and worked for a New York hedge-fund with $900M in assets under management. From 2007 through 2008, Dr. Sjuggerud served on the board of directors of Stanley Gibbons Group, plc (SGI.L), a UK-based publicly-traded collectables company. Dr. Sjuggerud entered the University of Florida in 1988, at age 16, earning a degree in Finance. After leaving UF, he went on to earn a Master’s in Business Administration and a Ph.D in Finance.

About Beacon Street Group

Founded with a mission to level the playing field for self-directed investors, today Beacon Street Group is a leading multi-brand subscription services platform providing premium financial research, software, education, and tools for investors.

With more than 20 years of operating history, Beacon Street is currently comprised of 12 primary customer-facing brands, offering more than 160 products, and serving a community of more than 11 million free and paid subscribers. Beacon Street’s products are a trusted source for high-value financial research, education, actionable investment ideas, and investment software. Beacon Street is a 100%

digital, direct-to-consumer company offering its research across a variety of platforms including mobile, desktops, and tablets. Beacon Street has a proven, agile, and scalable platform and its vision is to become the leading financial wellness solutions platform for self-directed investors.

About Ascendant Digital Acquisition Corp.

Ascendant Digital Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Ascendant is focusing on businesses that operate within the “Attention Economy,” which includes various converging sectors, such as interactive entertainment, film/television, music, comics, board games, books, esports, live events and other forms of consumer entertainment, enabling services and technologies.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Ascendant filed a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Ascendant’s ordinary shares in connection with its solicitation of proxies for the vote by Ascendant’s shareholders with respect to the proposed Business Combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. Ascendant’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Ascendant, Beacon Street and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of Ascendant as of a record date to be established for voting on the Business Combination. Shareholders of Ascendant will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by Ascendant may be obtained free of charge from Ascendant’s website at www.ascendant.digital or by written request to Ascendant at Ascendant Digital Acquisition Corp., 667 Madison Avenue, 5th Floor, New York, New York 10065.

Participants in the Solicitation

Ascendant and Beacon Street and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ascendant’s shareholders in connection with the Business Combination. Information about Ascendant’s directors and executive officers and their ownership of Ascendant’s securities is set forth in the proxy statement/prospectus for the Business Combination. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus for the Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Beacon Street and Ascendant, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Beacon Street and the markets in which it operates and Beacon Street’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Ascendant’s securities; (ii) the risk that the transaction may not be completed by Ascendant’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Ascendant; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Ascendant, the satisfaction of the minimum trust account amount following redemptions by Ascendant’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on Beacon Street’s business relationships, performance, and business generally; (vii) risks that the proposed transaction disrupts current plans of Beacon Street and potential difficulties in Beacon Street employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against Beacon Street or against Ascendant related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Ascendant’s securities on a national securities exchange; (x) the risk that the price of Ascendant’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Beacon Street operates, variations in performance across competitors, changes in laws and regulations affecting Beacon Street’s business, and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xii) the risk of downturns in the highly competitive investment research industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Ascendant’s Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by Ascendant from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beacon Street and Ascendant assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Beacon Street nor Ascendant gives any assurance that either Beacon Street or Ascendant will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Beacon Street Investor Relations Contact

Shannon

Devine

Solebury

Trout (800)

290-4113

ir@beaconstreet.com

Beacon Street Media Contact

Email: media@beaconstreet.com

Ascendant Investor Relations Contact

Cody Slach

Gateway

Group (949)

574-3860

ACND@gatewayir.com

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, Ascendant Digital Acquisition Corp. (the “Company”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with its solicitation of proxies for the vote by the Company’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. The Company’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the business combination, as these materials will contain important information about Beacon Street Group (“BSG”), the Company and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the business combination will be mailed to shareholders of the Company as of a record date to be established for voting on the business combination. Shareholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge from the Company’s website at www.ascendant.digital or by written request to the Company at Ascendant Digital Acquisition Corp., 667 Madison Avenue, 5th Floor, New York, New York 10065.

Participants in the Solicitation

The Company and BSG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the business combination. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the proxy statement/prospectus for the business combination. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus for the business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between BSG and the Company, including statements regarding the benefits of the business combination, the anticipated timing of the business combination, the products and services offered by BSG and the markets in which it operates and BSG’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the risk that the business combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; (iii) the failure to satisfy the conditions to the consummation of the business combination, including the adoption of the business combination Agreement by the shareholders of the Company, the satisfaction of the minimum trust account amount following redemptions by the Company’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination Agreement; (vi) the effect of the announcement or pendency of the business combination on BSG’s business relationships, performance, and business generally; (vii) risks that the proposed transaction disrupts current plans of BSG and potential difficulties in BSG employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against BSG or against the Company related to the business combination Agreement or the proposed transaction; (ix) the ability to maintain the listing of the Company’s securities on a national securities exchange; (x) the risk that the price of the Company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which BSG operates, variations in performance across competitors, changes in laws and regulations affecting BSG’s business, and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xii) the risk of downturns in the highly competitive investment research industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and BSG and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither BSG nor the Company gives any assurance that either BSG or the Company will achieve its expectations.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.